April 5, 2005

Mail Stop 0308


Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street, P.O. Box 19001
Green Bay, Wisconsin 54307-1727


Re:	WPS Resources Corporation
	Registration Statement on Form S-3
      Amended March 21, 2005
	File No. 333-1121971

Dear Mr. Weyers:

      We have the following comment on your amended filing. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Exhibit 5 - legality opinion
1. We note your response to our prior comment 12. It does not appear, however, that your Form 10-K for the fiscal year ended December 31, 2004 includes any description of material employment claims against you. Please advise. Please further revise this prospectus to include disclosure about the possibility of assessment under Wisconsin law and whether there currently are pending any employment claims against you that may result in assessability upon the shares being registered.


* * * * *

      As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
942-
1776, or David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any questions.



      				Sincerely,




      				H. Christopher Owings
      				Assistant Director



cc. Russell E. Ryba, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202



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WPS Resources Corporation
April 5, 2005
Page 1